Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

November 6, 2012

CORRESPONDENCE FILED VIA EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File Number 001-10948

Dear Mr. Mew:

On behalf of Office Depot, Inc. (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated October 17, 2012 relating to the above referenced filings. For your convenience, each of the Staff’s comments is reported below in italics immediately preceding the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income (Loss), page 117

1.	Please tell us your consideration of disclosing in the notes to the financial statements the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12 and 220-10-45-17.

Response: Since 2009, the Company has had full valuation allowances on deferred tax assets in the United States and several international taxing jurisdictions. Accordingly, there have been no tax impacts recognized on the changes in cash flow hedges and the deferred tax impacts on the change in the deferred pension plan have been considered immaterial for the periods presented. We have included the following disclosure in Note E – Stockholders’ Equity in our Form 10-Q for the periods ended March 31, 2012, June 30, 2012 and September 29, 2012:

Because of valuation allowances in multiple jurisdictions, the tax impact on elements of other comprehensive income is insignificant.

In future filings, we will either include similar disclosure or, should the tax impact on any element of other comprehensive income, including reclassification adjustments, be other than insignificant, we will provide the disclosure as indicated in ASC 220-10-45-12 and ASC 220-10-45-17.

Note A – Summary of Significant Accounting Policies, page 120

Revenue Recognition, page 122

2.	We note your disclosure on page 3 and elsewhere that you sell office products and services using franchise agreements as well as company-owned operations, joint ventures and other arrangements. Please tell us your consideration of distinguishing revenue and costs related to franchised stores from revenue and costs related to company-owned operations. Further, tell us what consideration was given to disclosing the number of franchised stores and any significant changes in the number of franchised stores during the periods presented. Refer to ASC 952-605-45 and ASC 952-605-50.

Response: Our disclosure on page 3 was intended to address all arrangements we use to reach our customers, and was not limited to the channels that represent the majority of our business. We principally conduct business through company-owned operations. Additionally, our joint venture in Mexico conducts business through its company-owned operations. Franchise, license and alliance arrangements are an insignificant part of our business. All sources of revenue are reviewed yearly to ensure compliance with Rule 5-03 (a) and (b) of Regulation S-X. Our franchise arrangements are for area franchise sales without additional service requirements for the Company. Franchise revenues in all periods represent less than one half of one percent of our total revenues. Also, the change in the number of franchise stores was not significant for the periods presented. Accordingly, we concluded at the time that we were below a materiality threshold for disclosures indicated in ASC 952-605-45 and ASC 952-605-50. However, in future Form 10-K filings, we will provide under Item 1. Business., International Division, the number of owned stores, the number of stores operated by our joint venture, and the number of locations operating under franchise and licensing arrangements.

Note C – Property and Equipment, page 126

3.	Please tell us your consideration of disclosing depreciation expense. Refer to ASC 360-10-50-1a.

Response: We disclosed combined depreciation and amortization expense in Note O – Segment Information for the individual segments and Consolidated Total, as well as a component of the adjustments to reconcile net earnings (loss) to net cash provided by operating activities on the Consolidated Statements of Cash Flows. Management and analysts typically combine depreciation and amortization expense when evaluating the Company’s performance. We disclosed amortization expense in Note D – Goodwill and Other Intangible Assets. Amortization expense in 2011 represented 2.5% of the combined depreciation and amortization expense. Although we believed we complied with ASC 360-10-50-1 (a) in all material respects, in future filings, we will separately report in the footnotes the amount of depreciation expense, as well as amortization expense.

Note P – Acquisition and Dispositions, page 147

4.	We note your dispositions of the Japan and Israel operations in December 2010 and that you entered into licensing agreements with the respective buyers. In that regard, explain to us why you did not report discontinued operations for these dispositions in the financial statements. Refer to ASC 205-20-45-1.

Response: In evaluating the accounting and reporting for the change in the Company’s investment position with regard to Japan and Israel in 2010, we considered the provisions of ASC 205-20-45-1 (a) and (b). In these transactions, we sold the stock of the entities to separate buyers, and entered into licensing, cooperation and transition services agreements with them. These entities were not significant to the operations or cash flows of the consolidated Office Depot reporting entity before or after the sale. In assessing the appropriate accounting for these transactions, however, we considered ASC 205-20-55-16 guidance of quantitative and qualitative aspects from the perspective of the disposed components. It was anticipated that the licensing fees, as well as sales of products and services would keep the Office Depot brand in those markets and provide direct cash flows from the businesses. The anticipated continuation of direct cash flows were approximately equal to projected cash flows that would have been generated by the disposed entities absent the sales and therefore were considered to meet the significance criterion in ASC 205-20-55-14. Accordingly, we concluded that discontinued operations reporting was not appropriate. As noted in ASC 205-20-55-38, because of continuing direct cash flows, an evaluation of continuing involvement under ASC 205-20-45-1 (b) was not necessary.

Exhibit 99, page 162

5.	We note you recognized earnings from your joint venture in Mexico of approximately $34 million, $31 million and $31 million in 2011, 2010 and 2009, respectively. Given you recognized a loss before income taxes of $(56,675) in 2010 it appears you may have met the significance threshold for audited financial statements. Please tell us your consideration of providing audited financial statements for the fiscal year ended December 31, 2010. Refer to Rule 3-09 of Regulation S-X.

Response: Each year we review the significance tests in Rule 3-09 of Regulation S-X to determine if separate financial statements are required for our joint venture. Rule 3-09 refers registrants to Rule 1-02 (w) for the test to determine a significant subsidiary, substituting 20 percent for 10 percent in the threshold tests. For all periods, the investment in and advances to test in Rule 1-02 (w)(1) was not met. In applying Rule 1-02 (w)(3), Computational Note (2) was applicable in 2010. We prepared our calculation in accordance with section 2015.8 of the Division of Corporation Finance Financial Reporting Manual. The absolute value of the Company’s loss from continuing operations before income taxes for 2010 decreased more than the average of such income for the last five years, substituting zero for loss years in the average calculation. The Company’s proportionate share of income from continuing operations before income taxes for the joint venture in Mexico was less than 20 percent of the five-year Office Depot average income. Accordingly, our Form 10-K for the fiscal year ended December 25, 2010 included in Note R the summarized financial information required under Rule 4-08(g) of Regulation S-X.

The significance test for 2011 indicated the Company’s proportionate share of income from continuing operations before income taxes for the joint venture in Mexico exceeded the significant subsidiary test and audited financial statements were included in Exhibit 99 for that year. Because the significance test was not met in earlier periods, only the 2011 financial statements were indicated as audited, in compliance with Rule 3-09 (b).

Note 17. Differences between MFRS and accounting principles generally accepted in the United States of America (“U. S. GAAP”), page 25

6.	We note your disclosure that assets, liabilities and stockholders’ equity under MFRS include the effects of inflation recognized through December 31, 2007. Please tell us what consideration you gave to providing restated balances of individual balance sheet line items or describing in numerical terms how balance sheet lines items would specifically change under U.S. GAAP.

Response: Our disclosure surrounding the adjustment to eliminate inflation from our MFRS financial information is broad in that it references the recognition of inflation under MFRS on assets, liabilities and stockholders’ equity. In actuality, we only recorded inflationary effects on non-monetary assets, more specifically fixed assets, goodwill, inventories and capital stock. At the time of preparation of the U.S. GAAP reconciliation, the significant majority of the effects were related to fixed assets, as noted in the table below:

(In thousands of Mexican pesos)	2011	2010
Fixed assets	$435,386	$450,242
Goodwill	14,463	15,329
Inventories	—	4,741

Total adjustments	$449,849	$470,312

Because the impact is on the fixed assets line item represented 97% and 96% of the total in 2011 and 2010, respectively, and because the Total adjustments translated into U.S. dollars of $32 million and $38 million, respectively, we did not deem it necessary at that time to disclose the separate effects on fixed assets, goodwill and inventories.

Additionally, the effects of inflation on capital stock were $711,208 (pesos, in thousands) as of December 31, 2011 and 2010. However, given that the elimination of the effects of inflation on capital stock does not affect total stockholders’ equity (as it is reclassified through retained earnings), we also did not deem it necessary to disclose the separate effects on capital stock and retained earnings. However, in future filings we will include disclosure regarding the effects of elimination of inflation on separate balance sheet line items.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

November 6, 2012

CORRESPONDENCE FILED VIA EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File Number 001-10948

Dear Mr. Mew:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated October 17, 2012 with respect to the above-referenced filings, Office Depot, Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (561) 438-2320 or Kim Moehler, Sr. Vice President and Controller at (561) 438-7364.

Sincerely,

/s/ Michael D. Newman
Michael D. Newman
Executive Vice President and Chief Financial Officer